November 29, 2017

Securities and Exchange Commission

Washington, D.C.  20549

Ladies and Gentlemen:

We were previously principal accountants for ALPS Series Trust (the “Trust”) and, under the date of December 2, 2016, we reported on the statements of assets and liabilities of Cognios Market Neutral Large Cap Fund, GKE Asian Opportunities Fund, DDJ Opportunistic High Yield Fund, Clarkston Fund, Clarkston Partners Fund and Insignia Macro Fund and subsidiary (each a series of ALPS Series Trust), including the portfolios of investments, as of September 30, 2016 and the related statements of operations and cash flows (for Cognios Market Neutral Large Cap Fund) for the year or period then ended, the statements of changes in net assets for each of the years or periods in the two-year period then ended, and the financial highlights for each of the years or periods in the three-year period then ended.  On June 5, 2017, our appointment as independent public accountant was terminated.

We have read the statements made by the Trust which we understand will be filed with the Commission pursuant to Item 77K of Form N-SAR dated November 29, 2017, and we agree with such statements, except that we are not in a position to agree or disagree with the Trust’s statements that, effective August 24, 2017, the Audit Committee of the Board of Trustees of the Trust appointed Cohen & Company, Ltd. as the independent registered public accounting firm.

Very truly yours,

/s/ KPMG LLP